August 30, 2016

Ms. Cecilia Blye

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Perusahaan Perseroan (Persero)

a/k/a Telkom Indonesia

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 1, 2016

File No. 1-14406

Dear Ms. Blye:

In your letter dated August 15, 2016 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 20-F for the Fiscal Year Ended December 31, 2015 within ten business days or advise you when we would provide a response.

During our counsel’s telephone conversation with Ms. Jennifer Hardy on August 29, 2016, we advised her that due to internal constraints at Telkom Indonesia, we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Friday, September 30, 2016 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at +62-21-5215109.

Very truly yours,

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

/s/ Andi Setiawan   ANDI SETIAWAN
VP Investor Relations
cc: Jennifer Hardy, Securities and Exchange Commission Larry Spirgel, Securities and Exchange Commission